02035872

RECD S.E.C.
MAY 1 5 2002
1086

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

May 14, 2002

Perez Companc S.A.
(Exact Name of Registrant as Specified in its Charter)

Avenida de Mayo 701, Piso 16
(1084) Buenos Aires, Argentina
(Address of Principal Executive Offices)

PROCESSED
P MAY 2 3 2002
THOMSON FINANCIAL

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82 N/A

EXHIBIT		PAGE
A.	Attached hereto as Exhibit A is a press release of Perez Companc S.A. dated May 13, 2002 related to the company's quarterly results for the quarter ended March 31, 2002.	

EXHIBIT A

Attached hereto is a press release of Perez Companc S.A. dated May 13, 2002 related to the company's quarterly results for the quarter ended March 31, 2002.


Investor Center

PECOM
de Perez Companc S.A.

First Quarter 2002 Results

13 May 2002

Perez Companc S.A. (PC)
Share Price (BASE)
as of May 13 2002: 2.13

Buenos Aires, May 13, 2002. Perez Companc S.A. (Buenos Aires: PC; NYSE: PC), controlling shareholder with a 98.21% stake of Pecom Energia S.A. (Buenos Aires: PECO), announces the results for both companies for the first quarter ended March 31, 2002

- Perez Companc S.A. (whose only asset is its equity interest in Pecom Energia S.A) posted a $681 million loss in the first quarter of 2002 ($0.32 per share and $3.19 per ADS). Net income for the first quarter of 2001 amounted to $149 million ($0.070 per share and $0.70 per ADS).
- Pecom Energia S.A. posted a $656 million loss in the quarter closed on March 31, 2002. Net income for the quarter closed on March 31, 2001, totaled $154 million.
  Loss for the quarter was mainly attributable to:
- a) A $3,051 million loss as a currency exchange difference, arising from the businesses controlled by Pecom Energia in Argentina, as a result of the Peso devaluation affecting foreign currency net monetary positions. The Company has not capitalized the losses arising from the Peso devaluation, except for losses arising from specific direct financing (which is mandatory under Argentine accounting principles). The aggregate capitalized amount was $208 million.
  This loss was partially offset by the natural hedge provided by offshore transactions, which generate operating cash flows mainly denominated in U.S. dollars, either directly or indirectly. The conversion of assets and liabilities under offshore transactions into Argentine currency resulted in a $2,870 million gain to Pecom Energia.
  Thus, the net impact of the Peso devaluation in the first quarter of 2002 was a $181 million loss, included in the "financial income (expenses) and holding gains (losses)" line.

- b) A $425 million loss arising from zero valuation of the Company's shareholdings in CIESA, TGS and Citelec, which amounted to $212 million, $54 million and $159 million, respectively. As of March 31, 2002, these companies capitalized negative exchange differences arising from certain direct and indirect specific financing. However, upon application of the same criteria as Pecom Energía, in the sense of capitalizing only those exchange differences arising from direct financing, and charging the remaining amount to income, the equity participation in CIESA, TGS and Citelec would be negative in the amount of $719 million, $875 million and $152 million, respectively. In this negative equity participation situation, and taking into account that Pecom Energía did not undertake to make any capital contribution, as of March 31, 2002 these shareholdings were recorded at zero value; no profits or losses arising from those shareholdings will be recorded until the time when the negative shareholders' equity situation is reversed. This $425 million loss was recorded as a non-operating equity in results of affiliates.

- (c) A $143 million loss arising from the net impact of devaluation on our affiliates ($131 million), as well as non-operating losses suffered by them ($12 million). This loss wasalso recorded as a non-operating equity in results of affiliates.

- In accordance with Argentine generally accepted accounting principles, the price increase (the increase in the index used to restate financial statements for the 2002 January– March period, was 32%) clearly indicates that Argentina is no longer in a monetary stability situation. As a result, it is mandatory that financial statements be adjusted by inflation. As of the date of the financial statements, however, the CNV has not explicitly approved application of such adjustment mechanism yet.
  If the financial statements had been adjusted by inflation, the shareholders' equity opf Pecom Energía as of March 31, 2002 would have increased by approximately $610 million, and the loss for the three-month period closed on that date would have increased by approximately $291 million, and all the balances for all items as of March 31, 2001 presented for comparative purposes would have been restated to acknowledge the impact of the variation in the currency's purchasing power over the 2002

January – March period.

- Pecom Energía's net sales ($571 million in the first quarter of 2002) exceeded the amount of net sales for the first quarter of 2001 ($380 million) by 50.3%.
- Pecom Energía's gross profit amounted to $196 million in the first quarter of 2002, accounting for a 70.4% increase as compared to $115 million in the first quarter of 2001.
- Pecom Energía's operating income for the first quarter of 2002 amounted to $168 million, $52 million higher than the figure for the first quarter of 2001. This 44.8% increase resulted from a $81 million increase in gross profit, higher administrative and selling expenses (+$20 million), lower operating income from non-current investments (-$11 million) and a $2 million increase in other operating income.
- Capital expenditures and advances on non-current investments amounted to $110 million in the first quarter of 2002, as compared to $143 million in the first quarter of 2001.
- EBITDA amounted to $272 million in the first quarter of 2002, and $151 million in 2001.

Note: In the first quarter of 2001, the average exchange rate was Ps.1 per U.S. dollar, while in the first quarter of 2002, the average exchange rate was Ps. 2.12 per U.S. dollar. As of March 31, 2002, the exchange rate was Ps.2.85 per U.S. dollar.

Perez Companc S.A. First Quarter 2002 Results

Income Statement Perez Companc S.A. (Consolidated Information) (in millions of pesos)	(Three-Month Periods)	
	IQ 02	IQ 01

Net Sales	571	380
Cost Sales	(375)	(265)
Gross Profit	196	115
Administrative and Selling Expenses	(72)	(52)
Exploration Expenses	(5)	(5)
Operating Equity in Earnings in Affiliates	42	53
Other Operating Income	7	5
Opetaring Income	168	116
Other Income - Net	50	116
Non Operating Equity in Earnings in Affiliates	(568)	(32)
Financial Income (expense) and holding gain (losses)	(309)	(43)
Income (loss) before income tax and Minority Interest	(659)	157
Income Tax	23	(4)
Minority Interest in Subsidiaries	1	(4)
Net Income (Loss)	(681)	149

Pecom Energía S.A. First Quarter 2002 Results

Income Statement Pecom Energía S.A. (Consolidated Information) (in millions of pesos)	(Three-Month Periods)	
	IQ 02	IQ 01
Net Sales	571	380
Cost of Sales	(375)	(265)
Gross Profit	196	115
Administrative and Selling Expenses	(72)	(52)
Exploration Expenses	(5)	(5)
Operating Equity in Earnings in Affiliates	42	53

Other Operating Income	7	5
Operating Income	168	116
Other Income - Net	50	116
Non Operating Equity in Earnings in Affiliates	(568)	(32)
Financial income(expenses) and holding gain (losses)	(273)	(42)
Income (loss) before income tax and Minority Interest	(623)	158
Income Tax	(23)	(4)
Minority Interest in Subsidiaries	(10)	0
Net Income (Loss)	(656)	154

Net Sales

Net Sales (in millions of pesos)	(Three-Month Periods)	
	IQ 02	IQ 01
E&P	366	210
Refining	93	91
Petrochemical	119	88
Hydrocarbons Marketing & Transportation	2	10
Electricity	43	34
Otther Investments	16	11
Eliminations between Businesses	(68)	(64)
Total	571	380

Net sales increased by $191 million, or 50.3%, in 1Q02 when compared to 1Q01. The following factors were the reasons for this increase:

- Oil and gas sales volumes grew by 2.0% while prices rose by

70.1%. Oil prices increased by 76.6% while gas prices increased by 20.5% during the quarter largely due to the effects of the peso devaluation given that oil sales in Argentina as well as outside of the country and gas sales outside of Argentina are dollar denominated. Gas sales in Argentina remain peso denominated and the prices during the first quarter of 2002 were the same as in the first quarter of 2001.

- In refining, sales volume declined 12.1% as a result of a lower volume of crude oil processed with an average price increase of 13.4%.
- In petrochemicals, sales volume decreased by 16.3% mainly due to the decline in volume sold in Argentina. Average prices in Argentina as well as in Brazil were 63.9% higher.
- Hydrocarbons Marketing and Transportation sales declined significantly given that sales for the first quarter of 2002 exclude sales of the liquids obtained in the processing of natural gas, which are now reported in the results of the E&P business.
- In electricity, electrical energy sales volume derived from the generation activities increased by 31.9% while average prices declined by 8.1%. In addition, 1Q02 includes $1 million for the accrual of the energy support price for the Pichi Picún Leufú operations in accordance with the terms of the concession contract.

Gross Profit

Groos Profit (in millions of pesos)	(Three-Month Periods)	
	IQ 02	IQ 01
E&P	157	85
Refining	5	7

Petrochemical	25	13
Hydrocarbons Marketing & Transportation	0	3
Electricity	6	8
Other Investments	6	1
Eliminations between Businesses	(3)	(2)
Total	196	115

The gross margin increased from 30.3% in 1Q01 to 34.3% in 1Q02. The variations in the gross profit of the different business segments were mainly a result of the following:

- In the E&P business, the gross margin increased from 40.5% in 1Q01 to 42.9% in 1Q02. This increase is mainly a result of the increase in sales prices, which, with the exception of natural gas in Argentina, are dollar-denominated. Furthermore, production costs from operations in Argentina did not increase at the same rate as sales prices due to the effects of the peso devaluation.
- In Refining, the gross margin decreased to 5.4% in 1Q02 compared to 7.7% in 1Q01. This decline mainly resulted from the oil price increase in pesos, which could not be completely transferred to the sales prices for refined products during the quarter.
- In Petrochemicals, there was a significant increase in gross profit of 92%, going from a 14.8% gross margin during 1Q01 to 21.0% during 1Q02. This increase is due to the fact that petrochemical prices increased at a higher rate than petrochemical production costs, which helped offset the effects of the peso devaluation on the Argentine businesses. Additionally, the lower international prices for crude caused a decrease in the prices of raw materials.
- In the Hydrocarbons Marketing and Transportation segment, the decrease in gross profit was due to the low margins for brokerage activities compared to the high contributions obtained in the liquid processing activities during 1Q02, which are now included in the E&P business segment results.
- In Electricity, the gross margin declined to 14.0% during 1Q02

from 23.5% in 1Q01, mainly due to the impact of the peso devaluation on the cost structure and the inability to transfer this devaluation to sales prices during 1Q02. Additionally, this quarter includes the depreciation of the exchange rate difference from the financing of the Genelba plant.

- In the agricultural and forestry business included under Other Businesses, the gross margin increased to 37.5% in 1Q02 from 9.1% in 1Q01. This improvement is mainly due to the increase in the prices generated by the effects of the peso devaluation and to a lesser degree, its effects on the cost structure in both activities.

Administrative and Selling Expenses

The $20 million increase from 1Q01 to 1Q02 was primarily a result of:

- The $13 million increase in the E&P business triggered by the effects of the devaluation on foreign operations. However, in terms of ratios over sales, these remain at similar levels for both quarters.
- Increase of $6 million in the Petrochemical business mainly due to the effects of the peso devaluation on sales corresponding to the Brazilian operations.

Operating Equity in Earnings of Affiliates

Operating Income in Noncurrent Investments (in millions of pesos)	(Three-Month Periods)	
	IQ 02	IQ 01
Compañia de Inversiones en Energía /	0	25

TGS		
Oleoductos del Valle	2	3
Distrilec Inversora (Edesur)	10	13
Citelec (Transener)	0	6
Pecom Agra	0	(1)
Petrolera Perez Companc	4	2
Refinería del Norte	4	1
Cerro Vanguardia	18	2
Others	4	2
Total	42	53

The main variations in equity in earnings of affiliates were as follows:

- In 1Q02, there was no income reported for the direct and indirect stakes in CIESA and TGS, given that, as was mentioned previously, these equity holdings were valued at zero.
- There was no income reported for the stake in CITELEC either given that it was also valued at zero.
- With regard to Pecom Agra, due to the share swap completed during 1Q02, no income was reported for the quarter.
- During 1Q02, the income from the stake in Cerro Vanguardia. rose significantly to $18 million compared to $2 million in 1Q01. This was due to the 163% increase in prices, which was mainly due to the peso devaluation and to a lesser a degree to the 12.3% increase in the international gold price.

Other Income Net

- Results for 1Q02 include income of $56 million for the sale of the stake in Pecom Agra, which was partially offset by the tax on bank transactions that generated a loss of $4 million. Results for 1Q01 include income derived from the asset swap, which was completed in February of 2001.

Non-operating Equity in Results of Affiliates

Non-Operating Income in Noncurrent Investments (in millions of pesos)	(Three-Month Periods)	
	IQ 02	IQ 01
Cerro Vanguardia	20	(2)
Compañia de Inversiones de Energía / TGS	(265)	(18)
Citelec (Transener)	(159)	(4)
Distrilec Inversora (Edesur)	(112)	(6)
Empresa Boliviana de Refinación	(3)	0
Hidroneuquén	(3)	0
Oleoductos del Valle	(1)	(1)
Petroquimica Cuyo	(14)	0
Refinería del Norte	(26)	(1)
Yacylec	(4)	0
Others	(1)	0
Total	(568)	(32)

- The Non-operating Equity in Results of Affiliates line represents the Company's share of its affiliates' non-operating results. 1Q02 results include a $425 million charge from zero valuation of the Company's shareholdings in CIESA, TGS and Citelec and $131 million for the exchange rate differences generated by the others affiliates. 1Q01 includes losses for the stakes in the non operating income of CIESA, TGS and Citelec for $22 million. Excluding these factors, the non-operating result from affiliates posted a loss of $11 million in 1Q02 compared to a loss of $10 million in 1Q01.

Financial and Holding Results

Financial Income (Expenses) & Holding Gain (Losses) (in millions of pesos)	(Períodos de Tres Meses)	
	IQ 02	IQ 01
Interests (Gain)	8	9
Interests (Loss)	(128)	(48)
Exchange difference	(3,051)	(1)
Income from conversion	2,870	0
Indexation	(10)	0
Taxes on Indebtedness	(1)	(2)
Holding Gains (Losses)	38	0
Other Income (Expenses) Net	1	0
Total	(273)	(42)

Consolidated financial income for the first quarter of 2002 increased by $231 million due mainly to the following factors:

- A $3,051 million exchange loss as a result of the effect of the peso devaluation on net monetary positions in foreign currency from the businesses controlled by Pecom Energã in Argentina.
- A $2,870 million gain as a result of the conversion into Argentine pesos of foreign currency denominated results from operations located outside of Argentina.
- As a result of the peso devaluation, and due to a lesser degree to the increase in the average debt in dollar terms, net interest expenses increased to $120 million during the first quarter of 2002 *from $39 million reported during the same period of 2001.*
- As a result of the effect of the devaluation on domestic prices, results from affiliates registered a $38 million gain during the 1Q02.

Income Tax

- During the first quarter of 2002, taxes were mainly derived by foreign subsidiaries. As far as the operations in Argentina, according to the minimum presumed income tax credit provision, there was an accrual of $4 million during the quarter.

Balance Sheet	(in millions of pesos)	
(Consolidated Information)	Mar-02	Mar-01
Current Assets		
Cash & Investments	692	322
Accounts receivable - trade	711	403
Inventories & Other Assets	876	510
Total Current Assets	2,279	1,235
Noncurrent Assets		
Investments	1,057	1,169
Fixed Assets	6,620	3,296
Other Assets	181	181
Total Noncurrent Assets	7,858	4,646
Total Assets	10,137	5,881
Current Liabilities		
Accounts payable	600	239
Short-Term Debt	2,781	800
Other Liabilities	432	208
Total Current Liabilities	3,813	1,247
Noncurrent Liabilities		
Long-Term Debt	3,879	1,525
Other Liabilities	245	159
Total Noncurrent Liabilities	4,124	1,684
Total Liabilities	7,937	2,931
Minority Interest in Subsidiaries	39	19
Shareholders' Equity	2,161	2,931

During the last 12 months, total assets increased by $4,256 million or 72.4%. This increase was mainly due to the restatement of foreign assets in pesos for $3,855 million, partially offset by the effects of the devaluation and other non-operating results from affiliates for $144 million as well as the valuation of the stakes in CIESA– TGS and Citelec to zero which resulted in a charge of $424 million.

Total liabilities increased $5,006 million due to the restatement of foreign denominated debt into pesos.

Cash Flow Statement (Consolidated Information)	(Three-Month Periods)	
(in millions of pesos)	IQ 02	IQ 01
Cash provided by operations		
Net Result	(656)	154
Adjustments to Net Result		
Operating Equity in Earnings in Affiliates	(42)	(53)
Non Operating Equity in Earnings in Affiliates	568	32
Dividends Collected	0	13
Depreciation of Fixed Assets & Other Assets	141	70
Financial Results	355	0
Others	(2)	(57)
Assets Swap Income	(57)	(114)
Subtotal	307	45
Derivatives anticipated proceeds	(237)	(55)
Net Cash provided by operations	70	(10)
Cash provided by (used in) Investing Activities		
Acquisition of property, plant & equipment	(93)	(123)
Contributions in noncurrent investments and Acquisition of Interests in Oil and Gas Fields	(17)	(20)
Sale of Interests in Companies and Oil and Gas Fields	0	0
Others	(4)	(4)
Net Cash (used in) provided by Investing Activities	(114)	(147)
Cash provided by (used in) Financing Activities		
Loans	(528)	198
Cash dividends paid	0	(1)

Others	0	0
Net Cash provided by Financing Activities	(528)	197
Devaluation effect over funds	670	0
Increase in Cash	98	40
Cash al Beginning	572	257
Cash at end	670	297

Operating Income by Business Segment

Oil and Gas Exploration and Production

E&P (in millions of pesos)	(Three-Month Periods)	
	IQ 02	IQ 01
Net Sales	366	210
Gross Profit	157	85
Administrative and Selling Expenses	(30)	(17)
Exploration Expenses	(5)	(5)
Operating Equity in Earnings in Affiliates	4	3
Other Operating Income	3	0
Operating Income	129	66

- Oil volume sold in 1Q02 was 4.4% higher than in 1Q01, while gas volume declined by 2.8% between both periods. Sales in this segment reached $366 million in 1Q02, an increase of 74.3%. This significant increase was mainly due to the impact of the peso devaluation on dollar-denominated oil sales.
- In Argentina, oil volume sold reached 57.7 thousand barrels per day. This represents a decline of 6.3% when compared to the 61.6 thousand barrels sold per day in 1Q01. Results for 1Q01 include 10.2 thousand barrels per day generated from the

Pampa del Castillo - La Guitarra area, which was sold in October of 2001. Excluding this volume, the increase was 12.3% mainly due to the development of the Tapera Avendaño zone in the Jagüel de los Machos area as well as the output from the drilling activities in the Medanito, Santa Cruz I and II and Puesto Hernández areas.
Oil exported from Argentina represented 67% of sales in 1Q02. Net realization prices rose by 79.4%, mainly reflecting the effects of the peso devaluation given that the WTI average price dropped by 25% when compared to 1Q01.
Natural gas sales revenue declined by 4.1% to $23 million in 1Q02. This resulted from the 5.5% drop in sales volume given that natural gas prices did not fluctuate in 1Q02 due to the rates pesification.

- Outside of Argentina, oil volume sold increased by 16.8% while gas volume increased 8.5%.
  In Venezuela, oil volume sold increased significantly, by 23.9%, to 50.8 thousand barrels per day as a result of the intensive drilling and workover activity carried out during 2001. Natural gas sales volume was 20.5% higher in 1Q02.

- The gross margin was 42.9% in 1Q02 compared to 40.5% in 1Q01. This improvement was mainly due to the effects of the devaluation on operating expenses in Argentina which reduced lifting costs there significantly to $3.30 per barrel. Lifting costs for this entire business segment reached $4.15 per barrel.

- Selling and Administrative Expenses remained flat yearover-year at 8% of net sales.

- Other Net Operating Income includes income of $3 million resulting from the favorable solution of certain past differences regarding calculation methods for the third round areas in Venezuela.

- Capital expenditures and advances on non-current investments reached $88 million in 1Q02, compared to $107 million invested in 1Q01.

- EBITDA reached $240 million during 1Q02, while during 1Q01 this figure reached $119 million.

Oil Sales (volumes & average prices)	(Three-Month Periods) Thousands bbl/day		Pesos per Barrel	
	IQ 02	IQ 01	IQ 02	IQ 01
Argentina	57.7	61.6	34.49	19.23
Venezuela	50.8	41.0	22.73	12.78
Peru	11.1	11.9	39.11	18.57
Bolivia	1.4	1.3	36.36	28.86
Total	121.0	115.9	30.00	16.99

Gas Sales (Volumes & average prices)	(Three Month Periods) Million Cubic Feet /day		Pesos per thousand cubic feet	
	IQ 02	IQ 01	IQ 02	IQ 01
Argentina	254.6	269.4	1.02	1.02
Venezuela	21.2	17.6	1.24	0.95
Peru	8.5	9.0	3.71	1.97
Bolivia	38.3	36.1	3.11	1.81
Total	322.7	332.1	1.35	1.12

Total Oil & Gas Production (*) (thousands of boe / day)	(Three-Month Periods)	
	IQ 02	IQ 01
-Oil Argentina	62.0	64.7
-Oil Venezuela	51.4	43.0

-Oil Peru	11.1	11.8
-Oil Bolivia	1.4	1.4
-Oil Ecuador	0.1	0.0
-Total Oil Production	126.0	120.9
-Gas Argentina	44.2	45.1
-Gas Venezuela	3.8	3.1
-Gas Perú	1.1	1.5
-Gas Bolivia	6.6	6.2
Total Gas Production	55.7	55.9
Total Oil & and Gas Production	181.7	176.8
(*) Includes consolidated and noncosolidated operations		

Hedge of Produced Crude Oil Price

The Company, as a crude oil producer, is exposed to the related price fluctuation risk. In such conditions, the Company uses various derivative instruments to mitigate such risk. These instruments use West Texas Intermediate (WTI) as reference price, which is used mainly to determine the sale price in the market.

Income (loss) generated by such instruments used to hedge crude oil price, are deferred until the related foreseen transaction is recognized and are recorded in the income statement as an integral part of hedged sales.

As of March 31, 2002, the Company has oil hedge contracts for 2002 in which the hedging price varies according to the real WTI price. The total volume covered by the hedge is 45,500 bbl/d. For WTI prices below 15 US$/bbl, the hedging price is 17.22 US$/bbl, while for WTI prices equal to or above 15 US$/bbl and below or equal to 23 US$/bbl, the hedging price amounts to 18.55 US$/bbl. For WTI prices above 23 US$/bbl the hedging price amounts to 0.49 US$ for each dollar the WTI increases.

For the year 2003, the option agreements provide a more flexible structure. For WTI prices below 20 US$/bbl, the hedging price is 18.93 US$/bbl and the volume hedged amounts to 50,000 bbl/d. For WTI prices equal to or above 20 US$/bbl and below 21 US$/bbl, the hedging price is 17.87 US$/bbl and the volume hedged falls to 25,000 bbl/d. For WTI prices equal to or above 21 US$/bbl and below or equal to 27 US$/bbl, there is no coverage. For WTI prices above 27 US$/bbl, the hedging volume increases to 35,000 bbl/d and the hedging price is 24.40 US$/bbl.

For the period between January 2003 and December 2005, the Company maintains put options for a volume of approximately 21.9 million barrels (an average of 20,000 bbl/d) at an average exercise price of 19.7 US$/bbl.

Refining

Refinng (in millions of pesos)	(Three-Month Periods)	
	IQ 02	IQ 01
Net Sales	93	91
Gross Profit	5	7
Administrative and Selling Expenses	(6)	(6)
Operating Equity in Earnings in Affiliates	4	1
Other Operating Income	(2)	(1)
Operating Income	1	1

- Operating income for the refining business remained flat year over-year. The spreads on sales in this business deteriorated sharply in 1Q02. Strict initiatives on the part of the government and the progressive drop in activity levels allowed only the adjustment of the 77.2% price of the crude cost increased.
- Gross profit for 1Q02 declined by $2 million, while the gross margin declined to 5.4% from 7.7% mainly due to the drop in sales spreads.
- Sales of refined products reached $93 million in 1Q02, which represents an increase of 2.2% when compared to 1Q01. This increase resulted from the partial rise in prices as a consequence of the peso devaluation. Nevertheless, sales volume declined considerably with a 25.4% drop in diesel oil as well as a 53.7%

drop in asphalts which resulted from the near stoppage of all construction work. These declines were partially offset by the increase in sales of other heavy products.

As per the current relative pricing structure, and with the goal of maximizing marginal contributions, during 1Q02 crude processing was reduced by 23% to an average of 21,176 barrels per day.

In reaction to the sharp market contraction in Argentina, the marketing policy was focused towards the export markets. This triggered a 171% increase in diesel oil export volumes.

- Income for the stake in Refinería del Norte increased to $4 million in 1Q02 from $1 million in 1Q01, due to the improvement in sales margins and higher sales volumes mainly in LPG and diesel oil.

- Capital expenditures and advances on non-current investment reached $2 million in both quarters.

- This business segment did not generate EBITDA in 1Q02 while in 1Q01 this figure was $2 million.

Refining Product Sales (volumes & average prices)	(Three Month Periods) Thousand Cubic Meters		Pesos per Cubic Meter	
	IQ 02	IQ 01	IQ 02	IQ 01
Diesel Oil	141	189	272	230
Gasolines	30	31	281	296
Other Middle Distillates	2	3	356	256
Asphalts	10	23	215	208
Aromatics & Reforming	59	61	386	312
Other Heavy Products	92	73	163	146
Total	334	380	262	231

Petrochemicals

Petrochemical (in millions of pesos)	(Three-Month Periods)	
	IQ 02	IQ 01
Net Sales	119	88
Gross Profit	25	13
Administrative and Selling Expenses	(16)	(10)
Operating Equity in Earnings in Affiliates	2	0
Other Operating Income	1	0
Operating Income	12	3

- Operating income for the Petrochemical business segment quadrupled in 1Q02 when compared to 1Q01. This significant increase took place in the Argentine styrene and fertilizer markets. As for the operations in Brazil, the operating income remained stable year-over-year.

- Gross profit increased by 92.3% in 1Q02 compared to 1Q01. The gross margin increased to 21.0% in 1Q02 from 14.8% in 1Q01. The styrene product businesses in Argentina as well as in Brazil were positively affected by international margins, which rose 40% for styrene and 16% for polystyrene yearover-year.

- Sales for 1Q02 increased by 35%. Sales of styrenics in Argentina rose 29.4% to $44 million in 1Q02 compared to $34 million in 1Q01 mainly due to increase in local prices resulting from the peso devaluation and higher export prices. Sales volumes of styrene and polystyrene in the local market declined by 65% and 28%, respectively, in line with the crisis affecting Argentina. To offset these effects, and through an active marketing campaign, the Company posted an increase in exports. Styrene exports rose 16%, slightly offset by the decline in the local market, while polystyrene exports rose 151%.

Sales from Innova increased to $63 million in 1Q02 compared to $38 million in 1Q01. Styrene volume sold in the Brazilian market increased by approximately 32% due to the addition of new customers. Polystyrene volume sold in the local market declined from approximately 24,000 tons in 1Q01 to 19,000 tons in 1Q02 mainly due to the technical difficulties that caused work stoppages at the plant during the quarter.

- The $2 million in Equity in Earnings in affiliates correspond to the Company's stake in Petroquímica Cuyo.
- Capital expenditures and advances on non-current investments in 1Q02 reached $8 million 1Q02, compared to $7 million in 1Q01.
- EBITDA reached $26 million 1Q02, compared to $12 million in 1Q01.

Petrochemical Product Sales	(Three Month Periods)			
(Volumes & average prices)	Thousand Tons		Pesos per Ton	
Argentina	IQ 02	IQ 01	IQ 02	IQ 01
Styrene	8	13	594	634
Polystyrene	13	12	1,432	1,102
SBR	10	11	1,327	933
Fertilizers	32	51	382	216
Total	63	87	774	493

Petrochemical Product Sales	(Three Month Periods)

(Volumes & average Brazil	Thousand Tons		Pesos per Ton	
	IQ 02	IQ 01	IQ 02	IQ 01
Styrene	23	17	1,083	747
Polystyrene	22	25	1,601	951
Total	45	42	1,336	868

Hydrocarbons Marketing and Transportation

Hydrocarbons Marketing and Transportation (in millions of pesos)	(Three Month Periods)	
	IQ 02	IQ 01
Net Sales	2	10
Gross Profit	0	3
Administrative and Selling Expenses	0	(1)
Operating Equity in Earnings in Affiliates	2	28
Other Operating Income	2	2
Operating Income	4	32

- Sales for this business segment declined significantly during 1Q02 to $2 million mainly due to the fact that this quartets results include only the brokerage activities for oil, gas and LPG. Results for 1Q01 included gas processing activities for $6 million generated by the sale of liquids, which are being reported under the E&P segment results starting in 1Q02.
- The decline in gross profit was due to the lower margins of brokerage activities compared to the high contributions generated by the processing of liquids during 1Q01.

  The variation in equity from earnings of affiliates was due to the following factors:
- Income from the direct and indirect stakes in CIESA and TGS posted a gain of $25 million in 1Q01 while there was no income

reported for 1Q02 due to the valuation of this investment at zero.

- The combined income for the stakes in Oldelval and Termap posted a profit of $3 million in 1Q01 while Oldelval. contributed a profit of $2 million in 1Q02 and the stake in Termap was sold during 4Q01.
- Capital expenditures and advances on non-current investments reached $9 million in both quarters.
- EBITDA reached $2 million in 1Q02, compared to $9 million in 1Q01.

Electricity

Electricity (in millions of pesos)	(Three-Month Periods)	
	IQ 02	IQ 01
Net Sales	43	34
Gross Profit	6	8
Administrative and Selling Expenses	(3)	(2)
Operating Equity in Earnings in Affiliates	12	20
Other Operating Income	4	4
Operating Income	19	30

- Generation activity sales reached $31 million in 1Q02, 29.2% higher than the $24 million reported in 1Q01. Generation prices continued to be denominated in pesos during 1Q02 which impeded the complete recovery of the peso devaluation on these results.
- Sales from the Genelba plant increased by 30.0% in 1Q02 to $26 million compared to $20 million in 1Q01 mainly due to the increase in sales volume which was partially offset by the decline in energy prices. During 1Q02, energy sales volume reached

1,303 GWh, an increase of 43.2% compared to 910 GWh sold during 1Q01. The Genelba plant operated at a 94.3% capacity utilization rate during 1Q02, significantly higher than the 76% rate utilized in 1Q01 during which there was a 29 day shutdown of one gas turbine for scheduled.

With regard to the drop in energy sales prices, there was a sharp decline in the demand for electrical energy this quarter of approximately 9%, therefore the power plants with lower marginal marked lower sales prices than in 1Q01. The average price obtained by the Genelba plant declined by 10.2%, to $20.30 per MWh from $22.60 per MWh in 1Q01.

The sales from the Pichi Picún Leufú plant, reached $5 million in 1Q02 compared to $4 million in 1Q01. This increase was due to the accrual of $1 million for the application of the energy support price. Energy generation reached 168 GWh in 1Q02 compared to 205 GWh in 1Q01, while average prices remained stable year over-year.

Sales of nuclear and others increased by 25% to $10 million in 1Q02 compared to $8 million in 1Q01 during which there was a scheduled maintenance shutdown of the Atucha I nuclear plant.

- Gross profit for this business segment declined by 25% during 1Q02. The gross margin decreased to 14.0% in 1Q02 from 23.5% in 1Q01. This decline was the result of two factors; first, the impact of the devaluation on certain costs and secondly, the inability to pass on those effects to sales prices during 1Q02.

- Income from affiliates in this business segment reached $12 million in 1Q02. The stake in Distrilec Inversora contributed income of $10 million compared to $13 million 1Q01. This decline was mainly due to the sharp drop in demand for electrical energy of 9%.
  The stake in Citelec did not contribute income in 1Q02 since it was valued at zero.

- Capital expenditures and advances on non-current investments in 1Q02 reached $1 million 1Q02, compared to $2 million in 1Q01.

- EBITDA was $14 million in 1Q02, compared to $23 million in 1Q01.

Electricity Sales	(Three Month Periods)			
	Gwh		Pesos per Mwh	
(Volumes & average prices)	IQ 02	IQ 01	IQ 02	IQ 01
Combined Cycle	1,303	910	20.31	22.59
Hydro	168	205	21.24	20.56
Total	1,471	1,115	20.42	22.22

Other Businesses

Other Investments (in millions of pesos)	(Three-Month Periods)	
	IQ 02	IQ 01
Net Sales	16	11
Gross Profit	6	1
Administrative and Selling Expenses	(3)	(2)
Operating Equity in Earnings in Affiliates	18	1
Other Operating Income	(1)	0
Operating Income	20	0

- Income from the agribusiness operations rose to $8 million in 1Q02 compared to $6 million in 1Q01. This improvement resulted from the combination of an improvement in prices due to the effects of the devaluation on dollar-denominated sales, higher production volumes and the negative effects of the foot and mouth disease outbreak and the late harvest that took place during 1Q01. While there were no significant variations in sales volumes, income from the forestry operation increased to $8 million from $5 million due to the increase in dollardenominated operating activity.

Income from affiliates increased due to the following factors:

- Income from the stake in Cerro Vanguardia was $18 million in 1Q02 compared to $2 million in 1Q01. This was due to the 12.3% increase in gold prices and the effects of the peso devaluation on dollardenominated sales.

The stake in Pecom Agra contributed no income in 1Q02 since it was part of the share swap completed during this period.

- Capital expenditures and advances on non-current investments reached $1 million compared to no investments in 1Q01.

- EBITDA was $3 million in 1Q02, compared to no cash generated in 1Q01.

Pecom Energía S.A., controlled by Perez Companc S.A., is the largest independently owned energy company in the Latin American region. Its business activities include oil and gas production and transportation, refining and petrochemicals, power generation, transmission and distribution as well as forestry activities. Headquartered in Buenos Aires, the Company has operations throughout Argentina, Brazil, Venezuela, Bolivia, Peru and Ecuador.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 14, 2002

By: ______________________

Name: Mario C. Lagrosa

Title: [illegible]